JOINT STOCK COMPANY
AEROFLOT
Russian Airlines

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

RECEIVED
2005 DEC 19 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

Date 06.12.2005 our ref. 12-280

[redacted]

05013336

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You a 3rd quarter 2005 report of JSC Aeroflot.

Code of the emitter 82 – 4592.

Attached materials consist of 49 pages.

If You would have any questions, please contact us by phone (095) 258-06-86 or by E-mail: afokeeva@aeroflot.ru.

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Sincerely Yours,

Oleg Novozhenin

Director of Corporate
Property Department
JSC «Aeroflot - Russian airlines»

12/19

QUARTERLY REPORT BY the ISSUER OF SECURITIES

3rd quarter of 2005

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation

Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Information contained in this Report is subject to disclosure under the Law of the Russian Federation "On Securities and Stock Exchange".

Contact person: *Novozhenin Oleg Vitalievitch*

Director, Corporate Property Department

Tel. *258-06-50*, Fax *258-06-50*

E-mail ONOVOZHENIN@AEROFLOT.RU

(82-4592)

CONTENTS

Issuer's Information

a) Issuer's Full Company Name

Joint-Stock Company Aeroflot-Russian Airlines

Short Title.

JSC "Aeroflot".

b) Location: Russian Federation

Postal Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) Issuer's Contact Phones and E-mail:

Phone: *(095) 258-06-84, Fax: (095) 258-06-84*

E-mail:

d) Internet pages:

www.aeroflot.ru, *www.skrin.ru*,

e) Information on Issuer's Securities

Information on Shares

State Registration Number Date of Registration	**Category, type**	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22, 1999 Subscription among shareholders	February 22, 1999

Chapter I. Information on financial and economic status of the Issuer

1.1. Indicators of Issuer's Financial and Business Activities

Indicator description	Accounting method	3rd quarter of 2005
Value of net assets of the Issuer, rubles	According to the Method set forth by the Ministry of Finance of the Russian Federation and/or Executive federal authority on Securities Market for joint stock companies. In case a Joint Stock Investment Fund is the issuer – in accordance with the method set forth by executive authority body on securities market.	17 207 378
Relation of the sum of attracted means to the capital and reserves, %	(Long term liabilities at the reporting period end + Short term Liabilities at the reporting period end) / Capital and reserves at the reporting period end x 100	66,5
Relation of the sum of short term Liabilities to the capital and reserves, %	Short term liabilities at the reporting period end / Capital and reserves at the reporting period end x 100	51,5
Coverage of payments for debt servicing, %	(Net profit for the reporting period + allocation for depreciation for the reporting period/(Liabilities due for repayment during the reporting period +% interests due for payment	20,4
Level of outstanding liabilities, %	Outstanding liabilities at the reporting period end /(Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100	7,758
Turnover of accounts receivable, times	(Receivables) / (accounts payable at the reporting period end – indebtedness of partners (founders) in relation to contribution to authorized capital at the reporting period end)	3,145
Dividend interest in profits. %	(Dividend on ordinary shares to the end of reported fiscal year)/(Net profit to the end of the reported fiscal year – dividend on the preference stock to the end of the reported fiscal year) x 100	32,970
Labor Productivity, ruble/employee	(Receivables) / Number of employees (workers)	3 028,120
Depreciation to the volume of profit, %	(Depreciation spendings) / Profit (receivables for regular type of activities) x 100	1,196

1.2 Issuer's Market Capitalization

Capitalization is calculated as a product of shares number by weight-average price of one share calculated for 10 largest transactions realized via NP "Stock Exchange RTS" (for 2005 Stock Exchange MMBБ) in the month preceding the month when the reporting period (1st quarter of 2004) ends and in the last month of each completed fiscal year for which capitalization is reported.

Year	Capitalization, USD
2000	227 676 341
2001	395 379 402
2002	383 162 623
2003	766 325 246
2004	1 359 949 658
1st quarter 2005	1735 893 275
2nd quarter 2005	1 682 408 472
3rd quarter 2005	1650 549 339

When compiling this paragraph, information was used on transactions and average balanced prices, through open access on RTS home page (www.rts.ru) and MMBБ (www.micex.ru).

1.3 Issuer's Liabilities

1.3.1 Payables

Accounts payable for 3rd Quarter 2005

Description of liabilities payable	Up to 1 year	Over 1 year
Liabilities payable to suppliers and contractors, rubles	4 167 118 021	6 361 979
overdue, rubles	1 322 523 618	X
Payable to company's personnel	244 828 000	0
overdue, rubles	0	X
Outstanding payments to the State budget and state nonbudget funds, rubles,	140 959 645	79 043 355
overdue, rubles	0	X
Credits, rubles	2 995 453 759	1 511 521 626
overdue, rubles.	0	X
Loans, rubles	0	0
overdue, rubles	0	X
Outstanding liabilities on borrowed funds total, rubles	0	0
borrowed funds overdue, rubles	0	X
Other bills payable, rubles	377 751 948	2 323 052
overdue, rubles	4 260 205	X
Total	3 425 913 449	1592 472 551
overdue, rubles	1 326 783 823	X

(82-4592)

1.3.2. Issuer's credit history 3rd Quarter 2005

Credit contracts the value of the main debt under which is 10 or more per cent of the value of the issuer's net assets

№	Description of liabilities	Name of creditor (money-lender)	Sum of the main debt	Credit (loan) period/maturity date	Overdue payments of liabilities, payments of the main debt and/or interest, overdue period, days
1	Revolving credit line agreement № 3154 from 04.03.04	Sberbank	27 000 000 USD	01.09.2005	none
2	Credit line opening agreement cashless from 04.08.04	WestLB Bank	10 000 000 USD	03.08.2005	none
3	Credit agreement № 2005/26-1 from 15.03.05	ИНГ Bank	10 000 000 USD	13 months/15.04.06	none
4	Credit agreement № KC-284/04 from от 22.12.04г	Amsterdam Trade Bank	8 000 000 USD	01.12.2009	none
5	Credit agreement cashless from 24.12.04г	SocGen, WestLB, Calyon, ABN-AMRO	150 000 000 USD	36 months+1 day / 25.12.2007	none
6	Credit agreement № RBA-1701 from 04.04.05г.	RaffeisenBank	14 000 000 USD	11 months/30.12.05	none
7	Terminal credit agreement cashless from 23.06.05г.	BCEN-Eurobank	14 000 000 USD	12 months/22.07.06	none

1.3.3. Issuer's liabilities on collaterals issued to third parties

Information on JSC "Aeroflot" affiliated companies set up with participation of third parties investments

№	Full and abbreviated name	Amount of investment (rubles)	Purpose of investment	Financial result earned 3 Qurt. 2005 (thousand Rbls)
1	Close Joint Stock Company "Aeromar", ZAO "Aeromar"	28 050	Provisioning in-flight foodstuffs and beverages for JSC "Aeroflot" flights, generating revenue	120 934
2	Open Joint Stock Company "Aeroflot-Don", OAO "Aeroflot-Don"	167 720 260	Air transportation including connection with JSC "Aeroflot", generating revenue	42
3	Close Joint Stock Company "Aeroflot-Nord", ZAO "Aeroflot-Nord"	40 800 000	Air transportation including connection with JSC "Aeroflot	16 671

CHARPTER II. Detailed Information on the Issuer

2.1. Issuer's Basic Business Activities

The main aspects of the company's activities are as follows:

-Air transportation on international and domestic air routes on regular and charter basis in accordance with the current international agreements and licenses issued for airlines operating according to procedures;

- Passenger service, including different kind of services;

-Handling of senders' and recipients' cargo;

-Aircraft maintenance and repair;

-Passenger and cargo traffic documents sale;

-Issuing, registration and selling passenger and cargo traffic documents.

JSC "Aeroflot volume of air transportation within 5 years

Activities	**2000**	**2001**	**2002**	**2003**	**2004**
1.Passenger transportation, million					
Total	5,1	5,8	5,5	5,8	6,6
International, inclusive	3,7	4,2	3,9	4,1	4,6
Domestic	1,4	1,6	1,6	1,7	2,0
2.Cargo, mail transportation, thousand ton					
Total	107,4	101,6	109,5	114,2	145,5
International, inclusive	95,4	86,8	93,3	95,7	124,9
Domestic	12,0	14,8	16,2	18,5	20,6

The predominant type of the activities of the "Aeroflot" Co, Ltd. which is of prior significance for the Issuer is flight operation, both passenger and cargo.

3rd Quarter 2005 JSC "Aeroflot" transported 2116,6 thousand passengers and 33,9 thousand tons of mail and cargo, covering 6404,6 million passenger/kilometers and 781,7 million ton-kilometers. As compared to 3rd Quarter of 2004 года volume of air transportation decreased 2.0% in ton-kilometers. This decrease was due to lower traffic flow on a number of routes of the Middle East, South-East Asia and Russian Federation.

Revenue share of passenger transportation in total volume of sales (earnings) within 5 years

Activities	**2000**	**2001**	**2002**	**2003**	**2004**
Passenger transportation earnings	74,0%	76,9%	76,7%	76,0%	75,8%
Cargo transportation revenues	8,8%	7,1%	7,4%	7,6%	9,6%
Mail transportation revenues	0,2%	0,3%	0,3%	0,3%	0,2%

2.2. Main types (operations, services) 3rd Quarter 2005

Name of activities	Period under report		
	Total	Domestic airlines	International airlines
Production volume in thousands ton-kms.	781731	607874	173857
Average annual value (of operations, services), Rbl	21,05	22,71	15,25
Volume of sale proceeds (operations, services), thousands Rbl.	16454068	13803036	2651032
Share of the total volume of revenue, %	100,0	83,9	16,1
Corresponding price index, %	-	-	-

Structure of Revenues from Goods Sale, System of Services за 3rd Quarter 2005

Name (of operations, services)	Operation, services sale outline	Period under Report		
		Total	Domestic	International
Air craft operations	Direct sales, %	100,0	83,.9	16,1
	Own trading network, %	20,5	18,2	2,3
	Supervised trading network, %	79,5	65,7	13,8
	Other (to be indicated), %	-	-	-

Structure of production expenses 3rd Quarter 2005

Name of the expenses item	3rd Quarter 2005
Raw materials and goods, %	4,00
Purchased components, half-finished products, %	3,19
Operations and services of production nature carried out by outside contractors, %	23,87
Fuel %	34,51
Energy, %	0,04
Labor payment expenses, %	9,43
Interest on credit, %	-
Rent, %	9,35

Allocation to social needs, %	1,90
Depreciation of fixed assets, %	1,14
Taxes included in prime cost, %	0,38
Other expenses, %	12,19
-depreciation of fictitious assets, %	0,02
-mandatory insurance contributions, %	1,03
-incidental expenses, %	0,06
-agent's commission,	5,31
-per diem and hotel accommodation of the staff	1,01
-other expenses	4,76
Total expenses on production and sale (operations, services) (prime cost), %	100,00
Sale proceeds (operations, services), %	102.36

Operation activities expenses 3rd Quarter 2005 as compared with the same period last year increased by 18,2%. Such increase of expenses was mainly due to increase in fuel prices, security operations in airports of departure/destination, drop of exchange rate of US Dollar as compared to other currencies.

2.3. Raw Materials Suppliers of the Issuer

1. Raw material sources for the Issuer Basic Activities.

   The Issuer's aircraft are being fuelled with the following fuel brands:

   Abroad - JET A-1 of basic modifications: ASTM D 1655, DERD 2494/

   In Russia - TC-1 (PT) in accordance with the State Standard ГОСТ 10227-86.

2. Issuer's Main Suppliers.

   Abroad – British Petroleum (BP), Shell (Shell)

   In Russia – Lukoil.

3. Fuelling Price Fluctuations, September 2005

Fuelling Price September 2005

Region	Month reported	Previous month	+/-%
Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded	**14246,7**	**13296,6**	**7,1**
Airports abroad, $, $/t	**710,7**	**658,2**	**8,0**
Airports, Russia, price "to the wing"	**15521,2**	**14816,0**	**4,8**

Ruble/ton, VAT excluded			
CIS airports, $/t	677,2	647,7	4,6

Volume of fuel purchases, September 2005, thousand tons

Region	Reported month	Previous month	+/-%
Sheremetyevo	62,6	73,4	-14,7
Foreign airports	28,0	30,4	-7,9
Russian airports	21,4	18,1	18,2
CIS airports	2,7	3,5	-22,9
Fuelling of own park	111,1	122,0	-8,9
Sheremetyevo sales to other airlines	3,643	3,412	6,8

2.4. Issuer Production (activities, services) markets

Possible negative factors which may affect service sales in air transportation may be decline in international transportation in the world market and deceleration of economic growth in Russia.

2.5. Issuer's Plan of Future Business Activity

Construction of a new Terminal

Taking into consideration growing competition of domestic and foreign companies increasing their activity on the Russian market, Aeroflot in partnership with Public Corporation "Sheremetyevo International Airport", Bovis Lend Lease, Aeroport de Paris engineering, Federal Unitary Enterprise "Aeroproekt" carries out construction of a new terminal "Scheremetyevo-3".

To timely realize the project – it is planned to open in October 2007 – Aeroflot has set an affiliated Public company "Terminal" which coordinates activities in project management, inclusive:

- Capital formation;
- Construction and operation management.

Upgrading of aircraft fleet

Basic question in view of upgrading of the fleet is the forecasted starting from 2006 deficit of Russian make aircraft, basically short range aircraft. In order to cope with negative results of such deficit Aeroflot finalizes in 2005 the results of tender to supply of regional aircraft. Under the conditions of the tender it is planned by the Company to purchase in the period 2005 – 2010 fifty jet aircraft with the capacity of 70 to 100 passengers.

Information Technology

Aeroflot main project in information technology is the switch to SABRE ticket booking and sales technology. The Company also switches to a new SABRE program for frequently flying passengers – Aeroflot Bonus.

As a part of this project Aeroflot introduces Internet booking and payment procedure. New mechanism of on-line booking will enable to effectively present and sale Aeroflot own products and products of its partners – other airlines, providers of motor transportation and hotel services.

Modern technologic approach of Sabre in passenger transportation and automation technologies will drastically decrease expenses and increase revenues. Sabre technology will provide unlimited access to the world's leading global distributive system and enable clients to directly book worldwide transportation services, it will open access to services of foreign companies, car rent companies, cruise agencies, tour operators and rail-road companies.

New operational technologic approaches such as planning of load will optimize placement of cargo to save fuel expenses which becomes critical under modern market developments.

International Air carriers Alliance Sky Team

It is planned in 2005 to finalize formalities of Aeroflot entering into membership in International Air carriers Alliance Sky Team.

2.6. Affiliated and Subsidiary Companies of the Issuer

Name: ***"Alt Reise Buro", JSC***

Location: ***Denmark, Copenhagen***

Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***'Avia Leasing", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Leningradski prospect, 37-5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***Close Corporation "Sherotel", Affiliated Company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***hotel accommodation services for natural persons and legal entities, office spaces for rent.***

Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

Name: ***JSC "Terminal"***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***"Social Programs Fund"***

Location: ***Moscow***

Postal Address: ***117049, Moscow, Krymski Val, 8***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Assignation to individuals or legal entities of property on gratis or privileged terms, not for profit operations, services***

Positioning of the Company in the Issuer's Business Activity: ***Social help for JSC "Aeroflot" employees.***

Name: ***Close Corporation "Aeroflot Plus", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***air transportation services of high comfort and service (elite air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

Name: ***High Commercial School "Aviabusiness", Private Educational Organization***

Location: ***Moscow***

Postal Address: ***A-493, GSP-3, 125993, Moscow, Kronshtadski blvd,20***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Training of air carriers' representatives for business abroad***

Positioning of the Company in the Issuer's Business Activity: ***Training of JSC "Aeroflot" representatives***

Name: ***Tris Travel SRL, Affiliated Company***

Location: ***Roma, Italy***

Postal Address: ***00184, Italy, Roma, Labikana roa, 32***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***passenger and cargo air transportation sales, tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investment***

Name: ***"Aeroflot Riga Ltd", Affiliated Company***

Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

Name: ***JSC Insurance Company "Moskva", Affiliated Company***

Location: ***Moscow***

Postal Address: ***121205, Moscow, Novi Arbat Street, 36/9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 100% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: **CASKO-*insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Positioning of the Company in the Issuer's Business Activity: KACKO-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Name: ***"Social Partner", non-governmental retirement fund. Affiliated company.***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect,37-9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 78,9% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***78,9%***

Activity status: *Non-governmental pension fund.*

Positioning of the Company in the Issuer's Business Activity: *Non-governmental provision of pensions*, *additional pension*

service to JSC "Aeroflot" employees.

Name: *"Aeromar" Ltd. Affiliated company.*

Location: *Moscow Region, Khimki District*

Postal Address: *124340, Moscow, Sheremetyevo International airport*

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: *51 %*

Activity status: *Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad*

Positioning of the Company in the Issuer's Business Activity: *Food and beverages supply, on board catering of JSC "Aeroflot" flights.*

Name: *JSC "Aeroflot-Don".*

Location: *Russian Federation, Rostov-on-Don*

Postal Address: *Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272*

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: *51 %*

Activity status: *Regular and charter Domestic and International air transportation*

Positioning of the Company in the Issuer's Business Activity: *Air transportation, Joint operations with JSC "Aeroflot"*

Name: *"Aeroflot-Nord" Ltd.*

Location: *Russian Federation, Arkhangelsk*

Postal Address: *RF, 163053, Arkhangelsk, Airport Talagi*

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: *51 %*

Activity status: *Passenger, cargo, mail transportation, domestic and international, in accordance with requirements of Air Law and other legal documents of RF.*

Positioning of the Company in the Issuer's Business Activity: *Air Transportation, jointly with "Aeroflot"*

Name: *Close Corporation "Aeroport Moskva". Subsidiary company.*

Location: *Moscow Region, Khimki District*

Postal Address: *124340, Moscow Region, Khimki District, Sheremetyevo-1 airport*

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

Name: ***"Editorial Office Aeroflot-Press"***
Location: ***Moscow***
Postal Address: ***129110, Moscow, Prospekt Mira, 69***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Publishing, printing and distribution of newspaper and other printed matter***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***125829, Moscow, Leningradski prospect, 64, off.129***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Airport services, ground support and other aviation services On the territory of International Airport "Scheremetyevo-2"***
Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Scheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial***

Service of air craft on airfields

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***Transnautic Aero GMBH***

Location: ***Germany, Kelsterbach***

Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnveg, 26-28***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***sales and bookkeeping of air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aeromash – Aviation Security" Inc***

Location: ***Moscow District***

Postal Address: ***141400, Moscow District, Khimki district, International airport Scheremetyevo-2, 3, room 1147***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***45 %***

Activity status: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***

Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

Name: ***"Inter-Terminal" Ltd, Subsidiary Company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District airport Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 40,05% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***40,05%***

Activity status: ***Management of transport and other enterprises***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Aerofirst" Inc, Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***141400, Moscow, Khimki, International airport Sheremetyevo-2, 309***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: *33,3 %*

Activity status: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

Name: ***"Fuel Filling Company" Inc, TZK Inc. Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***124340, Moscow, International airport Sheremetyevo***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***31 %***

Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Fuel filling complex Sheremetyevo" Inc, Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***141400, Moscow District, Khimki, International airport Sheremetyevo***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***31 %***

Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***

Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

Name: ***"Aeroimp Ltd ". Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***25 %***

Activity status: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

2.7. Composition, structure and value of fixed assets of the Issuer

Composition of the fleet of aircraft of JSC "Aeroflot, as on January 1, 2005

Type of aircraft	Type	Age	Number of aircraft as on January 1, 2005			
			Total	Including		
				Aeroflot	Leased	
					Operational leasing	Financial Leasing
IL96-300	Long-range aircraft	11	6	6	-	-
IL-62M	Long-range aircraft	26	1	1	-	-
IL-86	Medium-range aircraft	17	12	11	1	-
Tu-154M	Medium-range aircraft	15	24	23	1	-
Tu-134	Short-range aircraft	25	13	12	1	-
Total own airplanes			**56**	**53**	**3**	**-**
B767-300ER	Long-range aircraft	5	6	-	6	-
B777-200	Long-range aircraft	7	2	-	2	-
A310	Medium-range aircraft	14	1	-	1	-
A319	Medium-range aircraft	1	8	-	4	4
A320	Medium-range aircraft	1	7	-	6	1
A321	Medium-range aircraft	1	3	-	-	3
DC10-40F	Cargo	26	4	-	-	4
Total, foreign make			**31**	**-**	**19**	**12**
Total aircraft			**87**	**53**	**34**	

Plans of development of aircraft fleet

Plans of development of aircraft fleet of JSC Aeroflot in the coming 5-7 years will solve the following tasks:

• build-up of optimal composition and structure of the fleet agreed with demands and requirements of routes and technical servicing in order to maximize Company revenues;

• unification of aircraft fleet narrowing it to 4 types of aircraft in order to save on operation costs;

• providing same quality standards for all aircraft fleet.

Meeting these goals will be achieved through the following:

2.7.1. Fixed Assets

№	Groups of fixed assets	Original (replacement) cost, Rbls	Sum of accrual depreciation, Rbls
1	Buildings	1 278 115 261	158 137 838
2	Constructions and transmission devices	103 099 023	31 792 000
3	Machinery and equipment	1 837 212 380	809 970 121
4	Transportation means	532 605 196	265 187 076
5	Production and household tools	323 611 596	146 267 784
6	Airframes	2 774 355 230	2 152 571 856
7	Aircraft engines	4 363 694 351	3 859 231 942
8	Perennial plants	10 806 731	0
9	Other types of fixed assets	192 772 379	55 256 766
10	Capital investments into land improvement	0	0
	Total:	11 419 272 147	7 478 415 383

Reporting date: September 30, 2005

Chapter III. Information on Financial and Business Activities of the Issuer

3.1. Results of Financial and Business Activities of the Issuer

3.1.1. Profit and Losses

Indicator Description	Calculation method	9 Months 2005г.
Revenue, Rubles	Total revenue from sales of goods, products, works and services	45 028 143
Gross income, Rubles	Income (income from sales) – cost of production of goods, products, works and services sold (except commercial and administrative expenses)	5 809 213
Net profit (undistributed profit (uncovered loss), Rubles	Net profit (loss) in the reporting period	2 358 002
Assets profitability, %	(Net profit) / (Capital and reserves – targeted financing and earnings + future earnings – own and bought out stocks) x 100	13,700
Own capital profitability, %	(Net profit) / (Book costs of assets) x 100	8,200
Net cost coefficient, %	(Net cost) / (Earnings) x 100	5,237
Production (sales) profitability of %	(Sales profit) / (Earnings) x 100	3,800
Ratio of capital turnover	(Earnings) / (assets book cost – short term liabilities)	2,276
Sum of uncovered loss at the reporting period date, Rubles	Uncovered loss of previous years + uncovered loss of the reporting year	-
Relation of uncovered loss at the reporting period date and balance sheet value	Sum of uncovered loss at the reporting period date / balance value of assets (balance value)	-

3.2. Issuer's liquidity

Indicator Description	Calculation method	9 Months 2005г.
Own circulating assets, Rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	9 851 686
Index of Permanent assets	Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + future income	0,428

Current liquidity factor	Circulating assets – long term receivables / short term liabilities (excluding income of future periods)	2,410
Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (excluding income of future periods)	2,021
Factor of own assets autonomy	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets	0,601

3.3. Amount, structure and sufficiency of Issuer's capital and circulating assets

3.3.1. Amount and structure of Issuer's capital and circulating assets

Sufficiency of Issuer's capital and circulating assets

№	Indicator Description	Calculation method	9 Months 2005
I.	**Capital amount and structure**		
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of balance sheet	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of balance sheet	37
3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of balance sheet	277 654
4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and par value of the Company shares as the result of sales of shares at the price higher than the par value, thousand rubles	Line 420 of balance sheet	3 438 116
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of balance sheet	12 357 438
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of balance sheet	-
7	Issuer's total amount of capital, thousand rubles	Line 490 of balance sheet	17 183 787

II.	**Amount and structure of circulating assets**		
1	Stocks, thousand rubles	Line 210 of balance sheet	2 942 555
2	Value added tax on purchased values, thousand rubles	Line 220 of balance sheet	491 778
3	Long term receivables, thousand rubles	Line 230 of balance sheet	-
4	Short term receivables, thousand rubles	Line 240 of balance sheet	14 317 018
5	Short term investments, thousand rubles	Line 250 of balance sheet	2 298 650
6	Денежные средства, тыс. руб.	Line 260 of balance sheet	1 224 461
7	Other circulating assets, thousand rubles	Line 270 of balance sheet	-
III.	**Capital sufficiency**		
1	Relation of debt means to capital and reserves, %	(see item 2.1.)	66,500
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	51,500
IV.	**Circulating assets sufficiency**		
1	Turnover of receivables, times	(see 2.1.)	3,145
2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest reporting quarter) / 90 days	5 610
3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / forecast of operating expenses for servicing indebtedness during next quarter	

3.3.2. Financial investments of the Issuer

Financial investments of JSC Aeroflot amounting to 10 and more per cent of its overall financial investments as of September 30, 2005

Investments into securities

ull and abbreviated ame of the object f a financial ivestment	Place of location	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Par value of securities	Balance value of securities	Amount of declared dividend (in the current or previous year)
Joint Stock Company "France Telecom"	France, 75505 Paris, Plas de Allero, 6	FR0000133308	Ordinary non-documentary shares to bearer 511 992 shares.	2 047 968 Euro 70 704 252 Rbls (Exchange rate September 30, 2005 1 Euro = 34,3811 Rbl.)	12 226 368,96 Euro 420 356 013, 85 Rbls (Exchange rate September 30, 2005 1 Euro = 34,3811 Rbl.)	2004 год: 0,48 Euro per 1 share

ZAO «Sherotel» - loans given

ull and abbreviated name of the bject of a financial investment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
losed Joint Stock Company Sherotel" ZAO Sherotel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, block № 3	7712014856	6 947 215% / 1 027 493 134,05 руб. rubles The amount of loan granted exceeds the Charter capital 69472 times	Rate 6-month LIBOR + 0,8125/ October 1st, 2016

3.3.3. Issuer intangible assets

N	Name of the intangible assets group	Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits of intellectual property)	4 481 966	2 061 559
1.1.	Inclusive: From patent holder ofr industrial patent, sample, utility model	46 531	1 357
1.2.	From patent holder ofr computer software, data bases	4 331 635	2 039 147
.3.	From patent holder of integrated inter circuit topology	0	0
1.4.	Trade mark and service mark owners, name of product place of origin	103 800	21 055
1.5.	Patent holder of selected achievements	0	0
2	Organizational expenses	0	0
3	Company business standing	0	0
4	Other	106 019 922	53 838 865
Total, Rubles		110 501 888	55 900 424

 (82-4592)

Глава IV. Details on Persons holding positions in managerial bodies of the Issuer

Members of Board of Directors:

Ivanov Viktor Petrovitch – Chairman of the Board of Directors
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Deputy Chief of Administration of the President of the Russian Federation*
Period: *2004 - now*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Advisor to the President of the Russian Federation*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Butrin Mikhail Robertovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998 - 1999*
Organization: *ZAO U C B Capital*
Activity: *Finance*
Position: *Director, Corporate Finance Management*
Period: *1999 - 2000*
Organization: *"Consulting, Research, Restructuring" LTD*
Activity
Position: *Director General*
Period: *2000 - 2003*
Organization: *Moscow Representation Office "Chichester Trading LTD"*
Activity
Position: *Executive Director*
Period: *2003 - 2004*
Organization: *"National Reserve Bank"*
Activity: *Banking*
Position: *Vice President*
Period: *2004 - 2005*
Organization: *"National Reserve Corporation" Ltd*

Activity
Position: *Deputy Director General*
Period: *2005- now*
Organization: JSC *«United Finance Group"*
Activity
Position: *Managing Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Grechukhin Igor Nikolayevich
Education: *higher*
Positions held within the last 5 years:
Period: *1998 -2000*
Organization: *Head Department of economic and industrial development Krasnoyarsk Region*
Activity: *State Service*
Position: *Deputy Chief*
Period: *2001 - 2004*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2005 – now*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Department Head*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Dushatin Leonid Akexeevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2002*
Organization: *Fuel Energy Complex*
Activity: *Energy*
Position: *Vice-President Department Chief*
Period: *2002 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy Chairman of the Board*
Period: *2004 - now*
Organization: *"National Reserve Corporation"*
Activity
Position: *First Deputy Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Kopeikin Mikhail Yurievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2003*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*

Position: *Chief economic department and property management*
Period: *2003 - now*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Deputy Chief of Staff*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Tikhonov Alexander Vasilievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998-2000*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2000 - 2004*
Organization: *Federal Agency of State property management*
Activity: *Transport*
Position: *Deputy Department Chief of the Ministry of Property Relations of the Russian Federation, Chief of Department of property management of science and social sphere organizations*
Period: *2004 – now*
Organization: *Ministry of transport of the Russian Federation*
Activity: *Transport*
Position: *Director of Department of structural reform*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Uvarov Alexei Konstantinovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Chief of Department of property of machine-building and metallurgy, Chief of Department of property of law enforcement ministries and organizations, Department of property of military-industrial complex, Deputy Chief of the Department of property of industry and construction*
Period: *2004 - now*
Organization: *Federal Agency of State property management*
Activity: *State Service*
Position: *Chief of Management Department*

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Fedorov Alexei Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1985- now*
Organization: *Federal Security Service (FSS) of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief of the FSS*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Shablin Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *now*
Organization: *"National reserve Bank"*
Activity: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Personal executive body, members of collective executive body of the Issuer

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Avilov Vasili Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Chief of administration*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"

Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*
Period: *1999 - now*
Organization: *ZAO "Aerofirst". Subsidiary company.*
Activity : *Trade*
Position: *Member of the Board of Directors supervisory committee). Elective office.*
Period: *1997 - now*
Organization: ZAO *"Aeromash-Aviation Security". Subsidiary company.*
Activity: *Security*
Position: *Member of the Board of Directors supervisory committee). Elective office.*

BachurinEvgeni Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1999 – 2000
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Advisor of the First Deputy Director General, Finance, Economics, Commerce*
Period: 2000 - 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director, Department of receivership*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director of Commerce*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: 2002 - now
Organization: JSC "Alt Reisebüro""
Activity: Service
Position: *Member of the Board of Directors (Supervisory Board)* Elective office
Period: 2003 - now
Organization: "Aeromar" Ltd
Activity: Food and Catering Supplies
Position: Member of the Board of Directors (Supervisory Counsel) Elective office

Belykh Yuri Ilyich
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 2001*
Organization: "Transaero" Aviation Company
Activity: Transport
Position: Deputy Director General, technical service
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief Engineer, Technical Director, - Chief of ATK complex*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Volymerets Anatoli Ivanovitch
Education: *higher*
Positions held within the last 5 years:
Period:: *1997 - 2002*
Organization: JSC "Aeroflot"
Activity: Transport
Position: First *Deputy Director General- operations*
Period: 2002 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: *2005 - now*
Organization: JSC "Aeroflot Plus"
Activity: Transport
Position: *Chairman of the Board of Directors. Elective service*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Gerasimov Vladimir Vladislavovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Department of Economics*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director General, Technical and Material Logistics*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies – *none*
Period: 2000 – now
Organization: "Fuel Filling Company» Inc, TZK Inc. Subsidiary company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: – now
Organization: "Fuel Filling Company" Inc, TZK Inc. Subsidiary Company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Eliseev Boris Petrovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Administration of the President of the Russian Federation
Activity: State Service
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: 1999 – 1999
Organization: JSC "Aeroflot"

Activity: Transport
Position: *Deputy Director, Legal Department*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director - Director, Legal Department*
Shares in the Issuer's Authorized Capital Stock: *0,000001%*
Shares in affiliate/subsidiary companies – *none*
Period: *2004 - now*
Organization: *"Insurance Company Moskva"*
Activity: *Insurance*
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch

Education: *higher*
Positions held within the last 5 years:
Period: 1995– 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies – *none*

Poluboiarinov Mikhail Igorevitch

Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Foreign Trade JSC "Avtoimport"
Activity: Finance
Position: *Director of Finance – Chief Accountant*

Period: 1999 – 1999
Organization: TC "Avtoimport" LTD
Activity: Management
Position: *Executive Director*
Period: 1999 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning*
Shares in the Issuer's Authorized Capital Stock: *0,0004%*
Shares in affiliate/subsidiary companies – *none*
Period: 2003 - now
Organization: Joint-Stock Company "Alt Reiseburo"
Activity: *Tourism*
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 2003 - now
Organization: "Strakhovaya Kompania Moskva" (Moscow Insurance Company)

Public Corporation
Activity: Insurance
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: 1997 – now
Organization: "Scherotel" Ltd, Affiliated Company
Activity: Hotel
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 1998– now
Organization: "Date" Ltd, subsidiary company
Activity: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd, Affiliated Company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – now*
Organization: *"Aeromar" Ltd*
Activity: *Food and Catering Supplies*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*

Tulski Stanislav Georgievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Chief of flying group of aircraft B-777 / 767 of flying complex, Director of Flying Complex*

Period: *2004 – now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director flying operations – Director of Flying Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies – *none*

4.1. Information on the amount of remuneration, benefits and/or compensation to every administrative body of the Issuer.

The summary amount of remunerations paid to all persons listed in Paragraph 5.2., for the last completed fiscal year:

Salaries (rubles): ***12 402 377,45***

Bonuses (rubles): ***2 310 000***

Commissions (rubles): ***350 897***

Other property benefits (rubles): ***0***

Total (rubles): ***15 063 274,45***

4.2. Number of employed and basic information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Item	3rd Quarter 2005
Average Number of employees	14 858
Employees of representation offices	680
With higher professional education, %	51,68
Salaries, Rubles	4 554 160 000
Volume of monetary funds allocates to social services, Rubles	N/A
Total expenditures of monetary funds, Rubles	129 590 376 000

Глава V. Information on Shareholders of the Issuer and on Issuer's transactions with interested motive

5.1. Total Number of Shareholders of the Issuer

Total number of shareholders: ***11 483***
Nominal Shareholders: ***11***

5.2. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares.

Name: ***Ministry of Property Relations of the Russian Federation***
Place: ***Moscow***
Postal Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock Sberegatelni Bank (Public Company)***
Place: ***Moscow***
Postal Address: ***115054, Moscow, ul.Vavilova, 19***
Share in Issuer's Authorized Capital Stock: ***25.0 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

Name: ***Joint Stock «Depositary clearing company»***
Place: ***Moscow***
Postal Address: ***115162, Moscow, Shabolovka str., 31, building B***
Share in Issuer's Authorized Capital Stock: ***5.0 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***none***

5.3. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

List of holders holding no less than 5% of the authorized capital of JSC "Aeroflot" on August 4, 2005

№	Full name/ Family name, name and patronymic	Place	Type of registered person	Total number of shares	%authorized capital
1	Ministry of property Relations of the Russian Federation	Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	189 602 293	17.07%
3	DUNSLAND LTD	Nicosia, Cyprus	Owner	108 375 957	9,76%

List of holders holding no less than 5% of the authorized capital of JSC "Aeroflot" on April 30, 2005

№	Full name/ Family name, name and patronymic	Place	Type of registered person	Total number of shares	% authorized capital
1	Ministry of property Relations of the Russian Federation	Moscow, Nikolski per., 9	Owner	568335339	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	20, Queen Frederica St., El Greco House, Flat 104, 1506 Nicosia, Cyprus	Owner	184 478 293	16.61%
3	DUNSLAND LTD	Nicosia, Cyprus	Owner	108 375 957	9,76%

5.4. Transactions with specific interest

On an extraordinary general meeting of shareholders of Public Company "Aeroflot - Russian Airlines" in a form of absent voting on September 19, 2005 passed the following decision:
«Approve major transaction in which there is specific interest – purchase by JSC Aeroflot on terms of financial leasing of six (6) new air-carriers ИЛ-96-300 from Public Company «Iliushin Finance Co» on the following terms:

- The term of financial leasing of the purchased air carriers shall be 15 years;
- Monthly leasing rate shall be US$ 319 000 VAT excluded (basic part of leading payment) increased by sums received as subsidies from the Federal Budget, sums equal to counter-claims of «Iliushin Finance Co» of loan return as well as sums of additional payments, paid under the agreement;
- Amount of monthly payments for technical assistance (maintenance) shall be:

  а) US $ 220 for flight hour (VAT excluded) – for component repairs;

  б) US $ 93 for flight hour for every engine (VAT included) – for engine repairs;

  в) US $ 106 for flight hour (VAT included) – payments for overhaul repairs of airframe (F4 – F4).
- Total sum of leasing payments for this transaction regarding each air craft shall be US $ 57 420 000 VAT excluded (basic part of payment), increased by sums received as subsidies from the Federal Budget, sums equal to counter-claims of «Iliushin Finance Co» of loan return as well as sums of additional payments, paid under the agreement;
- JSC Aeroflot grants «Iliushin Finance Co» a loan for construction of six (6) ИЛ-96-300 aircraft at the rate of US $ 2 750 000 (two million seven hundred and fifty thousand US Dollars) per each aircraft. Total sum shall be US $ 16 500 000 (sixteen million five hundred thousand US Dollars);
- redemption value of a single aircraft shall be US $ 39 000 000 (thirty nine million US Dollars) VAT excluded» .

5.5. Accounts Receivable

Accounts Receivable for 3rd Quarter 2005

Types of receivables	**Term of payment**	
	To 1 year	Over 1 year
Receivables, customers and clients, rubles	4 717 122 406	78 177 594
outstanding, rubles	768 826 816	X
bills receivable, rubles.	0	0
outstanding, rubles.	0	X
indebtedness of partners (founders) in relation to contributions to the charter capital, rubles	0	0
outstanding, rubles	0	X
advance payments effected, rubles	1 295 622 520	27 821 480
outstanding, rubles.	99 015 617	X

other receivables, rubles	7 969 604 880	228 669 120
outstanding, rubles	1 058 654 621	X
Total, Rubles	13 982 350 653	334 667 347
Total outstanding, rubles	1 926 497 053	X

Chapter VI. Issuer's accounting statements and other financial information

6.1. Issuer's accounting statements for the last reported quarter

Reported period

Year: **2005**

Quarter: **III**

Date: **September 30, 2005**

Units: **Thousand Rubles**

Form: Order **N 67н from July 22, 2003**

ACCOUNTING BALANCE SHEET STATEMENT

ASSETS	Line Code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
I. Non-circulating assets			
Intangible assets	110	58 325	54 601
Fixed assets	120	3 734 614	3 940 859
Construction in progress	130	1 291 079	989 019
Income-bearing investments in material values	135	-	-
Long-term financial investments	140	2 296 070	2 350 289
including: investments in subsidiaries and affiliated companies	141	494 039	499 681
loans issued to organizations for more than 12 months	142	1 293 215	1 244 672
other long-term investments	143	508 816	605 936
Deferred tax assets	145	987	14 924
Other non-circulating assets	150	6 000	6 000
Section I, TOTAL	190	7 387 075	7 355 692
II. Circulating assets			
Stocks	210	2 998 698	2 942 555
raw and other materials, other similar values	211	2 428 249	2 184 362
deferred expenses	216	570 449	758 193

other stocks and expenditures	217	-	-
Value added tax on acquired values	220	401 458	491 778
Value added tax on acquired values	230	-	-
purchasers and clients (62, 76, 82)	231	-	-
other debtors	232	-	-
Accounts receivable (expected to be paid within 12 months after the reporting date)	240	11 771 184	14 317 018
purchasers and clients (62, 76, 82)	241	5 214 477	4 795 300
bills receivable	242	-	-
debts of subsidiaries and affiliates	243	22 191	79 460
State budget outstanding payments on taxes and charges	244	5 235 514	6 625 736
Outstanding payments of State non-budget funds	245	7 706	3 267
advance payments made	246	1 128 668	1 323 444
other debtors	247	162 628	1 489 811
Short-term financial investments (56,58,82)	250	302 120	2 298 650
loans issued to organizations for less than 12 months term	251	-	-
other short-term financial investments	252	302 120	2 298 650
Money	260	1 435 166	1 224 461
including: cash	261	13 136	16 591
current accounts	262	753 767	223 843
hard currency accounts	263	622 983	837 785
other money means	264	45 280	146 242
Other working assets	270	-	-
Section II, TOTAL	290	16 908 626	21 274 462
BLANCE (sum of lines 190 + 290):	300	24 295 701	28 630 154

LIABILITIES	Line Code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 110 616	1 110 616
Own shares redeemed from shareholders	411	(37)	(37)
Additional capital	420	3 492 079	3 438 116
Reserved capital	430	277 654	277 654
statutory reserve funds	431	-	-
reserves set up in accordance with constituent documents	432	277 654	277 654
Retained profit (uncovered losses)	470	11 450 693	12 357 438
including: retained profit (uncovered losses) from previous years	471	11 450 693	9 999 436
Retained profit (uncovered losses) of the reporting year	472	X	2 358 002
Section III, TOTAL	490	16 331 005	17 183 787
IV. LONG TERM LIABILITIES			
Loans and credits	510	222 196	1 511 521
including: bank credits to be repaid more than 12 month after the reporting date	511	222 196	1 511 521
loans to be repaid within 12 month after the reporting date	512	-	-
Deferred taxation liabilities	515	-	1 085 616
Other long-term liabilities	520	240 935	-
Section IV, TOTAL	590	463 131	2 597 137
V. SHORT TERM LIABILITIES			
Loans and credits	610	1 029 422	2 995 454

including: bank loans to be repaid within 12 month after the reporting date	611	1 029 422	2 995 454
loans to be repaid within 12 month after the reporting date	612	-	-
accounts payable	620	6 430 286	5 010 042
suppliers and contractors	621	4 864 449	4 173 480
wages and salaries	622	225 274	244 828
indebtedness to the State non-budget funds	623	189 979	130 131
indebtedness on taxes and charges	624	700 554	89 872
other payables	625	282 880	210 152
Bills payable	626	-	-
advances received	627	167 150	161 579
Indebtedness to subsidiaries and affiliates	628	-	-
Outstanding payments to partners (founders) in income payments	630	31 887	8 344
Deferred income	640	9 970	23 591
Reserves for deferred expenses	650	-	811 799
Other short term liabilities	660	-	-
Section V, TOTAL	690	7 501 565	8 849 230
BALANCE (sum of lines 490 + 590 + 690):	700	24 295 701	28 630 154

Information on values accounted out of Balance Sheet accounts

Item	Line code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
Fixed assets rented	910	10 756 431	10 317 520
including leased ones	911	10 755 545	10 316 634

Goods and material values accepted for storage under obligations	920	-	502
Goods accepted for commission	930	-	-
Written off to losses indebtedness of insolvent debtors	940	2 003 670	1 994 166
Backing of liabilities and payments received	950	480 478	361 411
Backing of liabilities and payments issued	960	1 479 491	1 511 048
Wear and tear of housing stock	970	-	-
Wear and tear of external improvement areas and similar objects	980	-	-
Intangible assets acquired for use	990	-	-

PROFIT AND LOSS STATEMENT

Item	Line code	For the reported period	For the same period of the previous year
1	2	3	4
Profits and losses from regular business activities			
Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments)	010	45 028 143	39 580 416
Production cost of sold goods, products, works, services	020	(39 218 930)	(32 721 125)
Gross profit	029	5 809 213	6 859 291
Trade expenses	030	(2 407 489)	(2 268 787)
Administrative expenses	040	(1 689 695)	(1 485 888)
Sales profit (loss)	050	1 712 029	3 104 616
Operational profits and losses			
Interests payable	060	182 030	48 792
Проценты к уплате	070	(155 502)	(61 857)
Income form participation in other organizations	080	89 535	55 700
Other operating income	090	553 677	575 147
Other operating expenses	100	(753 298)	(749 959)
Non-trade profit	120	4 178 019	4 258 040
Non-trade expenses	130	(2 346 229)	(1 659 779)
Contingency income	131	1 088	997
Contingency expenses	132	(557)	(303)
Profit (loss) before taxes	140	3 460 792	5 571 394
Deferred tax assets	141	13 937	9 879
Deferred tax liabilities	142	(1 085 616)	14 500
Current profit tax	150	(1 734)	(1 263 759)

Other tax payments	151	(29 377)	-
Net profit (loss) of the reporting period	190	2 358 002	4 332 014
FOR REFERENCE:			
Permanent tax liabilities (assets)	200	270 466	79 678
Base profit (loss) per share	201	-	-
Split profit (loss) per share	202	-	-

EXPLANATION OF SOME PROFITS AND LOSSES

Item	Line code	For the reported period		For the same period of the previous year	
Item	**Line Code**	**Reporting Period**		**Same Period of the Previous Year**	
		Profit	**Loss**	**Profit**	**Loss**
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	134 613	10 803	70 410	22 159
Profit (loss) of previous years	220	295 642	232 182	1 109 951	184 264
Payment of damages caused by non-performance or inadequate performance of obligations	230	119 327	340	117 425	10 107
Currency exchange difference in foreign currencies operations	240	912 604	895 075	640 959	681 392
Allocation to assessment reserves	250	X	-	X	-
Writing off payables and receivables the claim limitation period of which has expired	260	-	-	47	-

6.2. Material changes in the structure of property of the Issuer after the date of expiry of the last fiscal year

№	Name of group of assets	Full cost as on January 1, 2005	Depreciated cost as on January 1, 2005	Full cost April 1, .2005	Depreciated cost as on April 1, 2005	Full cost as on July 1, 2005	Depreciated cost as on July 1, 2005	Full cost as on October 10, 2005	Depreciated cost as on October 10, 2005
1	Land	-	-	-	-	-	-	-	-
2	Buildings	1 274 991	1 137 287	1 274 991	1 130 300	1 282 540	1 130 841	1 281 115	1 122 978
3	Construction	99 161	72 224	99 142	70 647	99 125	68 881	103 099	71 307
4	Aircraft	6 881 740	948 673	7 114 529	1 106 382	7 048 339	1 069 583	7 138 050	1 126 246
5	Perennials	10 807	10 807	10 807	10 807	10 807	10 807	10 807	10 807
	Total:	**8 266 699**	**2 168 991**	**8 499 469**	**2 318 136**	**8 440 811**	**2 280 112**	**8 533 071**	**2 331 338**

Глава VII. Additional Information on the Issuer and on the placed securities

7.1. Additional Information on the Issuer

Chartered capital of JSC Aeroflot - 1 110 616 299 (One billion one hundred and ten million six hundred and sixteen thousand two hundred and ninety nine) Rubles

Registered person or entity	Number of registered persons or entities	% of charter capital
Legal Entities	39	91,65%
Natural persons	11 444	8,35%
Total	11 483	100%

7.2. Information on Declared (Accrued) and Paid Dividend of Issuer's Shares and on Profits from Issuer's Bonds

Period: ***2004***

Amount of dividend per one share (rubles): ***0.70***

Total amount of dividend paid per one share of given category (type) (rubles): *777 405 570.20*

Total amount actually paid on shares of given category (type) (rubles): ***710 558 670.19***

The reason for the difference between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information.